Dayforce, Inc.

3311 E. Old Shakopee Road

Minneapolis, MN 55425

September 24, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Robert Arzonetti

James Lopez

Re: Dayforce, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2023

File No. 001-38467

Dear Mr. Arzonetti and Mr. Lopez:

Set forth below is the response of Dayforce, Inc. (the “Company”) to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission by letter dated September 20, 2024, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2023, filed on February 28, 2024.

For your convenience, the response is prefaced by the exact text of the Staff’s comment in bold, italicized text.

Form 10-K for the fiscal year ended December 31, 2023

Item 11. Executive Compensation, page 98

1.
From the disclosure incorporated by reference from page 39 of the Definitive Proxy Statement filed on March 12, 2024, it appears that you have not provided your disclosure about your recovery analysis in an Interactive Data File in accordance with Rule 405 of Regulation S-T and the EDGAR Filer Manual. In future filings where you conduct a recovery analysis, please also include the interactive data.

Company Response: The Company respectfully acknowledges the Staff’s comment. The interactive data for the recovery analysis was inadvertently excluded. The Company agrees and has noted for future filings that the interactive data should be included for recovery analysis in accordance with Rule 405 of Regulation S-T.

We believe that this letter fully responds to your comment. However, if you have further questions or comments regarding the foregoing, please do not hesitate to contact me at (952) 853-3740.

Sincerely,

/s/ Jeremy R. Johnson

Jeremy R. Johnson

Executive Vice President, Chief Financial Officer

cc:

William E. McDonald – Executive Vice President, Chief Legal and Compliance Officer, and Corporate Secretary